421



05007447

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Perfect Fry Corp.

*CURRENT ADDRESS

PROCESSED
APR 26 2005
THOMSON FINANCIAL
B

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1609 FISCAL YEAR 10/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/26/05

AR/S
10-31-04

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended October 31, 2004 and 2003

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 31, 2004 and 2003

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the Board of Directors and by its audit committee which meets regularly with the auditors and management to review the activities of each. The audit committee, which is comprised of three independent directors, reports to the Board of Directors.

Dart Bryant, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent auditors' opinion.



Gary G. Calderwood
President and Chief Executive Officer



Sharon Haasdyk
Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Perfect Fry Corporation as at October 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.



Dart Bryant Chartered Accountants

Calgary, Canada
March 9, 2005

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2004 AND 2003

ASSETS

	2004 $	2003 $
CURRENT ASSETS		
Cash and cash equivalents	2,888	35,651
Accounts receivable (Note 2)	852,589	688,582
Inventories (Note 3)	737,503	837,703
Prepaid expenses	16,748	11,851
	1,609,728	1,573,787
ACCOUNTS RECEIVABLE, non-current (Note 2)	-	18,521
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,415,206	1,307,917
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 5)	977,104	803,558
	4,002,038	3,703,783

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004 $	2003 $
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	270,127	300,620
Current portion of long term debt (Note 7)	27,194	27,235
	297,321	327,855
LONG TERM DEBT (Note 7)	740,666	765,823
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	1,461,471	1,461,471
Retained earnings	1,502,580	1,148,634
	2,964,051	2,610,105
	4,002,038	3,703,783

Commitment (Note 9)

ON BEHALF OF THE BOARD:



John F. Senior, Director



Gary Calderwood, Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004 $	2003 $
REVENUE (Note 10)	3,440,898	3,693,178
OPERATING EXPENSES		
Cost of goods, selling and administration	2,612,521	2,711,170
US marketing initiatives	321,789	430,350
Total operating expenses	2,934,310	3,141,520
NON-OPERATING EXPENSES		
Interest		
Long term debt	37,732	27,232
Other	16,885	9,486
Amortization		
Property, plant and equipment	100,643	66,821
Deferred product development costs	6,881	37,217
Foreign exchange loss (gain)	(9,499)	86,584
Total non-operating expenses	152,642	227,340
	3,086,952	3,368,860
NET EARNINGS	353,946	324,318
RETAINED EARNINGS, beginning of year	1,148,634	824,316
RETAINED EARNINGS, end of year	1,502,580	1,148,634
EARNINGS PER SHARE (Basic and Diluted – Note 8)	.04	.03

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., the operating company; and Perfect Fry Holdings Ltd. which owns the land and building.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Effective November 1, 2003 the company adopted the CICA Handbook Section 3110, Asset Retirement Obligations. The Company has determined there is no affect to the current or prior years.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:

-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.

Actual results may differ from these estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 8.

Effective November 1, 2003 the company changed its accounting policy for stock options granted on or after that date to reflect the adoption of the revised CICA handbook Section 3870. Under the new policy, the Company determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in Shareholders' equity.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 10).

2. ACCOUNTS RECEIVABLE

During the year, a deferred payment program was offered to certain credit-qualified customers where payments are received in equal monthly payments over 12 months in the US and over 24 months in Canada.

	2004	2003
	$	$
Accounts receivable due within 12 months	852,589	688,582
Accounts receivable due within 12 to 24 months	-	18,521
	852,589	707,103

3. INVENTORIES

	2004	2003
	$	$
Finished goods	316,920	482,658
Parts	420,583	355,045
	737,503	837,703

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2004 AND 2003

4. PROPERTY, PLANT AND EQUIPMENT

	October 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	820,630	43,984	776,646
Office and equipment	627,442	388,882	238,560
Leasehold improvements	-	-	-
	1,848,072	432,866	1,415,206

	October 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	14,067	689,288
Office and equipment	536,785	327,521	209,264
Leasehold improvements	42,486	33,121	9,365
	1,682,626	374,709	1,307,917

5. DEFERRED PRODUCT DEVELOPMENT COSTS

	2004 $	2003 $
Deferred product development costs	2,051,235	1,870,808
Accumulated amortization	(1,074,131)	(1,067,250)
	977,104	803,558

6. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business. There are no amounts drawn on this facility at the year end.

7. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,070 which includes interest at 4.43%. Subsequent to the year end, the mortgage was renewed for a one year term, maturing March 1, 2006, and is repayable in monthly amounts of $5,256 which includes interest at 4.85%. The mortgage is secured by the land and building (Note 4), an assignment of rents, a general security agreement over all other assets and an assignment of insurance.

	2004 $	2003 $
Mortgage payable	767,860	793,058
Current portion	(27,194)	(27,235)
Long term debt	740,666	765,823

Principal repayments on the mortgage as follows assuming future renewals at current rates:

	$
2005	27,194
2006	27,757
2007	29,133
2008	30,578
2009	32,095
2010	33,686
2011 and thereafter	587,417
	767,860

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2004 AND 2003

8. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

	2004	2004	2003	2003
Issued and Outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Issued during the year	-	-	-	-
Issued and Outstanding at end of year	9,788,656	$1,461,471	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All outstanding options expired during the third quarter of 2004.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the year ended Oct 31	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Basic earnings per share	353,946	324,318	9,788,656	9,788,656	$0.04	$0.03
Diluted earnings per share	353,946	324,318	9,788,656	9,788,656	$0.04	$0.03

Options

Under the stock option plan of the Company, options may be granted at management's discretion, to directors, officers and employees, with the approval of the board of directors being required, for the purchase of common shares. The following table depicts the changes in options in the years presented. There were no options outstanding at the year end.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2004	**2003**	**2004**	**2003**
Outstanding at beginning of year	370,000	370,000	$0.30	$0.30
Options forfeited	370,000	-	$0.30	-
Outstanding at end of year		370,000	-	$0.30
Options exercisable at year-end	-	370,000		
Options held by directors and officers	-	215,000		

Normal Course Issuer Bid

The Company commenced a normal course issuer bid on July 1, 2004 allowing it to purchase up to 489,432 common shares (5% of all common shares issued) for cancellation until its termination on June 30, 2005 or such earlier time as the bid is complete. As at October 31, 2004 no purchases had been made. Subsequent to the year end 136,000 shares were acquired and cancelled at prices between $0.18 and $0.235 per share.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2004 AND 2003

9. COMMITMENT

Subsequent to the year end the Company entered into office equipment leases requiring payments of $458 per month until December 2009.

10. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue	2004	2003
Revenue and service		
USA	$2,248,646	$2,270,466
Canada	707,654	535,033
International	434,454	797,325
	3,390,754	3,602,824
Other income	50,144	90,354
	3,440,898	$3,693,178

11. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, a forward exchange contract, accounts payable, accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (69% in Fiscal 2004, 62% in Fiscal 2003) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. In May 2004, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one year term at a rate of 1.3770 USD/CAD. At October 31, 2004 a balance of $220,000 remained to be sold.

12. RELATED PARTY TRANSACTIONS

A certain director is also a distributor. All sales to this director/distributor are at normal sales terms and the volume of business is not significant.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
YEARS ENDED OCTOBER 31, 2004 AND 2003

13. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2004 $	2003 $
Net earnings	353,946	324,318
Combined Federal and Provincial income tax rate	33.75%	36.75%
Computed income tax provision	119,457	119,186
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes)	(123,832)	(121,875)
Non-deductible amortization and expenses	4,375	8,250
Other	-	(5,561)
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2004 $	2003 $
2005	5,000	104,500
2008	-	66,000
2009	7,000	9,500
2010	22,000	10,000
2011	5,000	-
	39,000	190,000

Significant components of the Company's future tax assets as of October 31, 2004 at 33.75% and 2003 at 36.75% are as follows:

	2004 $	2003 $
Operating losses carried forward	13,000	70,000
Tax values of assets in excess of accounting values	405,000	521,000
Capital losses carried forward	144,000	156,000
Investment tax credits carried forward	222,000	171,000
Total future tax assets	784,000	918,000
Valuation allowance	(784,000)	(918,000)
Net future tax assets	-	-

MANAGEMENT DISCUSSION AND ANALYSIS

1 Date

March 9, 2005

2 Overall Performance

	2004	2003	2002	2001	2000
Current Assets	$1,609,728	$1,573,787	$1,681,254	$1,684,928	$1,906,821
Long Term Receivable	0	18,521	0	0	0
Property Plant & Equip	1,415,206	1,307,917	155,010	155,088	170,823
Patents & Processes	977,104	803,558	676,549	682,679	708,151
Total Assets	4,002,038	3,703,783	2,512,813	2,522,695	2,785,795
Current Liabilities	297,321	327,855	227,026	603,694	629,560
Long Term Liabilities	740,666	765,823	0	0	0
Shareholder Equity	2,964,051	2,610,105	2,285,787	1,919,001	2,156,235
Total Liabilities & Equity	4,002,038	3,703,783	2,512,813	2,522,695	2,785,795

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top products for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow in North and South America, Europe, Australia, Asia and the Middle East.

The food equipment industry has been relatively stable in its regulations and overall direction since about 1996. The industry is moving towards new and upgraded electronic and communication technologies, we are aware of these protocols and have implemented design changes for future needs. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.

Future concerns are coming from increased prices in the steel industry. The Company earlier pursued longer term purchasing which mitigated the risk of price increases. These longer term purchase orders are now coming to a close and the Company will be experiencing higher steel prices in the future.

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. Over the past year, we successfully tested a new fire suppression system that will be used for future production and product requirements. Other fire suppression solutions, including off-the-shelf products, were inferior to our own specialized design. We continue to be the only manufacturer of this type of equipment to tackle the task and assume the responsibility of manufacturing our own fire suppression system. The new advancements will be superior to even our original system and will enable future standardization of components for all models requiring fire suppression. While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories and to further diversify and grow our markets and revenue.

MANAGEMENT DISCUSSION AND ANALYSIS (con't)

Production of the PFM Heated Display Merchandiser began late in the third quarter. The Company began fulfilling orders early in the fourth quarter of 2004. The PFM Merchandiser is a counter-top, two-tiered unit that holds prepared foods at consistent temperatures in an attractive, convection-heated display case. It can be adapted for either counter service or self-serve applications and is specifically designed to complement the Company's popular Perfect Fryer. Feedback from distributors and end-users alike has been very positive.

Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook.

3 Selected Annual Information

	2004	2003	2002	2001	2000
Revenue USA	$2,248,646	$2,270,466	$2,328,528	$1,499,615	$1,689,810
Revenue Canada	707,654	535,033	761,831	638,493	607,764
Revenue International	434,454	797,325	479,586	322,325	296,338
Other Income	50,144	90,354	16,003	0	0
Total Revenue	3,440,898	3,693,178	3,585,948	2,460,433	2,593,912
Net Income	353,946	324,318	366,786	(237,234)	178,369
Per Share	.04	.03	.04	(.02)	.02
Total Assets	4,002,038	3,703,783	2,512,813	2,522,695	2,785,795
Long Term Liabilities	740,666	765,823	0	0	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry's results of operations remain stable over the past three years with sales in the area of $3.5 million and net income of about 10% of revenue. Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

Revenue from USA sales has remained relatively level, the combined result of three factors: slightly lower unit sales, slightly higher sales price and lower exchange rates.

Overall revenue from equipment sales is lower by 5.9% due to an overall reduction in unit sales and lower exchange rates on US dollars. Perfect Fry's overall average exchange rate dropped by 8.4% from 2003 to 2004. The cost of goods declined by 7.9% from 2003, which compensated for the effect of lower sales and resulted in a stable difference of revenue over cost of goods. The results of revenue over cost of goods increased 3% as a percentage of revenues from 2003 to 2004. Sales discounts given on multiple unit shipments increased by only 0.34% during the year. Warranty costs decreased again this past year, down 19.4% from 2003. These changes in discounts and warranty costs, coupled with reduced cost of US inventory purchases, pushed the revenue over cost of goods percentage higher.

Total selling costs dropped by 19.6% from 2003, partly due to reduced efforts in some markets and partly due to the lower value of the US dollar. Lower selling costs were offset by an increase in general and administrative costs of 7.2%.

The Company moved into its own building in January 2004 and for 2 months had to pay for both the old lease and the costs in the new building. Including expenditures for 2 facilities for 2 months, Perfect Fry experienced a lower net cost of occupancy in 2004 compared to 2003.

MANAGEMENT DISCUSSION AND ANALYSIS (con't)

Perfect Fry continues to operate with very little credit risk or resulting bad debts. Our distributor relationships are significantly secure and financially sound. The Company has experienced $20,000 in bad debts during the past 5 years of $15.8 million in revenue.

5 Quarterly Results

($ in 000's – except per share amounts)

	2004				2003				2002			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Revenue	1024	696	754	967	876	887	1196	734	924	858	1074	730
Net Revenue	235	5	40	74	129	36	152	7	234	36	100	(3)
Per Share	.03	0	0	.01	.01	0	.02	0	.03	0	.01	0

The Company commits to forward buying patterns when this appears to be advantageous. The forward purchase of steel over a year ago is ending and as a result, steel prices will increase for us in the future.

Our overall sales strategy continues to focus on specialty distributors of the food equipment industry. This allows Perfect Fry to develop long term quality relationships.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the 2nd and 3rd quarters. We regained our momentum in the 4th quarter and the overall results for the year remain strong and stable.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to keep our distributor relationships strong. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$767,860	$27,194	$56,890	$62,673	$621,103
Operating Lease	27,480	4,580	10,992	10,992	916

The Company is able to supply cash requirements for future needs on a regular basis from operations. Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels do rise and fall as a normal course of business.

Given potential sales growth, working capital would be provided by operating loans of up to $600,000 from bank financing. On normal Company operations, working capital deficiencies have been supplied by bank financing. Only $230,000 of the operating loan has been used in the past 2 years.

We offer extended payment terms to qualified distributors to help them with demonstration and rental equipment opportunities. Perfect Fry sells this equipment to the distributor and extends payment terms for up to 12 months and in some cases as long as 24 months. Perfect Fry distributors experience sales in over 50% of situations where the customer has the opportunity to operate the fryer. The financial requirements of this program are continuously reviewed and kept to acceptable levels.

There are no restrictions in the movement of financial resources between the subsidiary and parent companies.

The Company does not have any defaults and is not in arrears of any accounts, nor does it have any large purchase obligations either outstanding or planned.

7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.

The Company uses ongoing cash flows to support research and development activities, there are currently no long term obligations or outstanding agreements to fulfill. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances.

8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. We can take price advantage of larger purchase quantities without locking in exact times of delivery. This gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. In May 2004, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one-year term at a rate of 1.3770 USD/CDN. At October 31, 2004 a balance of $220,000 remained to be sold. At the writing of this report this contract had been fulfilled. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, the parent, Perfect Fry Company Ltd., the operating company and Perfect Fry Holdings Ltd. which owns the land and building.

A certain director is also a distributor. All sales to this director/distributor are at normal sales terms and the volume of business is not significant.

No other related parties exist apart from the director/distributor.

10 Fourth Quarter Results

Fourth quarter results reinforce the regular seasonality of our industry. Through its normal course of business, the Company recorded robust 4th quarter sales of $1,024,000 and net income of $235,000. This is due to no one large sale in any specific geographic territory, but rather to sales spread out around the world.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is conducting a normal course issuer bid, which commenced July 1, 2004 and expires June 30, 2005. The Company intends to purchase for cancellation up to a maximum of 489,432 common shares, representing 5% of all common shares issued and outstanding. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Company will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.50 per share. As at October 31, 2004 no purchases had been made. At the time of this writing, the Company had purchased 136,000 shares at prices between $0.18 and $0.235 per share.

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
- -net realizable value of accounts receivables and inventories;
- -net recoverable value of property, plant and equipment and deferred product development costs;
- -economic useful life of long lived assets for purposes of calculating amortization; and
- -realization of future tax assets.

Actual results may differ from these estimates.

13 Changes in Accounting Policies

Effective November 1, 2003 the company adopted CICA handbook Sections; 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870 Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years for the implementation of any of these sections.

14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

82-1609

R E P O R T   T O   S H A R E H O L D E R S



MANAGEMENT DISCUSSION AND ANALYSIS

RECEIVED
2005 APR 21 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

First Quarter
Report for the Quarter Ended January 31, 2005

1 Date

April 1, 2005

2 Overall Performance

	2005Q1	2004	2003	2002	2001
Current Assets	1,737,435	$1,609,728	$1,573,787	$1,681,254	$1,684,928
Long Term Receivable	0	0	18,521	0	0
Property Plant & Equip	1,419,476	1,415,206	1,307,917	155,010	155,088
Patents & Processes	983,105	977,104	803,558	676,549	682,679
Total Assets	4,140,016	4,002,038	3,703,783	2,512,813	2,522,695
Current Liabilities	516,186	297,321	327,855	227,026	603,694
Long Term Liabilities	733,206	740,666	765,823	0	0
Shareholder Equity	2,890,624	2,964,051	2,610,105	2,285,787	1,919,001
Total Liabilities & Equity	4,140,016	4,002,038	3,703,783	2,512,813	2,522,695

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top products for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow in North and South America, Europe, Australia, Asia and the Middle East.

The food equipment industry has been relatively stable in its regulations and overall direction since about 1996. The industry is moving towards new and upgraded electronic and communication technologies, we are aware of these protocols and have implemented design changes for future needs. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.

In the first quarter we began to see the increased prices coming through from the steel industry. The Company earlier pursued longer term purchasing which mitigated the risk of price increases. These longer term purchase orders have now terminated and the Company is experiencing higher steel prices.

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. Last year we successfully tested a new fire suppression system that we are now implementing in all our PFC lines of fryers. Other fire suppression solutions, including off-the-shelf products, were inferior to our own specialized design. We continue to be the only manufacturer of this type of equipment to tackle the task and assume the responsibility of manufacturing our own fire suppression system. The new advancements are superior to even our original system and will enable future standardization of components for all models requiring fire suppression. The Perfect Fry fire suppression system is an approved separately identifiable product which could now be sold to other equipment manufacturers in our industry. While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories and to further diversify and grow our markets and revenue.

During the first quarter, Perfect Fry introduced on a limited scale a new product to our line of fryers with good initial results. We have orders pending on this new product which we are anticipating to fill in the second quarter.



MANAGEMENT DISCUSSION AND ANALYSIS (CON'T)

First Quarter
Report for the Quarter Ended January 31, 2005

We are now in regular production of the PFM Heated Display Merchandiser. The PFM Merchandiser is a counter-top, two-tiered unit that holds prepared foods at consistent temperatures in an attractive, convection-heated display case. It can be adapted for either counter service or self-serve applications and is specifically designed to complement the Company's popular Perfect Fryer. Feedback from distributors and end-users alike continues to be positive.

Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook.

3 Selected Annual Information

	2004	2003	2002	2001	2000
Revenue USA	$2,248,646	$2,270,466	$2,328,528	$1,499,615	$1,689,810
Revenue Canada	707,654	535,033	761,831	638,493	607,764
Revenue International	434,454	797,325	479,586	322,325	296,338
Other Income	50,144	90,354	16,003	0	0
Total Revenue	3,440,898	3,693,178	3,585,948	2,460,433	2,593,912
Net Earnings (Loss)	353,946	324,318	366,786	(237,234)	178,369
Per Share	.04	.03	.04	(.02)	.02
Total Assets	4,002,038	3,703,783	2,512,813	2,522,695	2,785,795
Long Term Liabilities	740,666	765,823	0	0	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry's results of operations have remained stable over the past three years with sales in the area of $3.5 million and net income of about 10% of revenue. Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

First quarter revenue results are lower than expected mainly due to three factors; lower sales both in Canada and International, last year we had a price increase which took effect in February which motivated excess sales in January and average exchange rates on USD has declined by 10% this year compared to the same period last year. Even with the lower sales and significant impact from the exchange rate fluctuation our cost of goods percentage has remained unchanged due to more efficient production and lower costs from the dropping USD.

Selling costs including advertising and promotional efforts increased slightly compared to last year which continues to show increased initiatives in expanding our recognition in the industry. We are continuing to expand the promotional programs supporting the efforts of our distribution network.

General and administrative costs have declined as we continue to strive to become more efficient at what we do. Warranty costs again showed a slight decline as our design and quality control efforts continue to show positive long term results.

The Company moved into its own building in January 2004 and for 2 months had to pay for both the old lease and the costs in the new building. Including expenditures for 2 facilities for 2 months, Perfect Fry experienced significantly lower net cost of occupancy in 2005 compared to 2004.
Perfect Fry continues to operate with very little credit risk or resulting bad debts. Our distributor relationships are significantly secure and financially sound. The Company has experienced $20,000 in bad debts during the past 5 years of $15.8 million in revenue.



MANAGEMENT DISCUSSION AND ANALYSIS (CON'T)

First Quarter
Report for the Quarter Ended January 31, 2005

5 Quarterly Results

($ in 000's – except per share amounts)

	2005	2004				2003				2002		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	605	1024	696	754	967	876	887	1196	734	924	858	1074
Net Earnings (Loss)	(56)	235	5	40	74	129	36	152	7	234	36	100
Per Share	0	.03	0	0	.01	.01	0	.02	0	.03	0	.01

The Company commits to forward buying patterns when this appears to be advantageous. The forward purchase of steel over a year ago and has ended resulting in higher steel costs for this first quarter.

Our overall sales strategy continues to focus on specialty distributors of the food equipment industry. This allows Perfect Fry to develop long term quality relationships.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the 2nd and 3rd quarters. We regained our momentum in the 4th quarter and the overall results for the year remain strong and stable. We have not been able to determine whether this has effected first quarter results.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to keep our distributor relationships strong. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$761,109	$27,903	$91,509	$68,109	$573,588
Operating Lease	27,022	4,122	16,488	6,412	

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels do rise and fall as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Given potential sales growth, working capital fluctuations would be provided by operating loans of up to $600,000 from bank financing. On normal Company operations, working capital deficiencies have been supplied by bank financing. Only $230,000 of the operating loan has been used in the past 2 years.

We offer extended payment terms to qualified distributors to help them with demonstration and rental equipment opportunities. Perfect Fry sells this equipment to the distributor and extends payment terms for up to 12 months and in some cases as long as 24 months. Perfect Fry distributors experience sales in over 50% of situations where the customer has the opportunity to operate the fryer. The financial requirements of this program are continuously reviewed and kept to acceptable levels.

There are no restrictions in the movement of financial resources between the subsidiary and parent companies.



MANAGEMENT DISCUSSION AND ANALYSIS (CON'T)
First Quarter
Report for the Quarter Ended January 31, 2005

The Company does not have any defaults and is not in arrears of any accounts, nor does it have any large purchase obligations either outstanding or planned.

7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.

The Company uses ongoing cash flows to support research and development activities, there are currently no long term obligations or outstanding agreements to fulfill. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances.

8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. We can take price advantage of larger purchase quantities without locking in exact times of delivery. This gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. In May 2004, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one-year term at a rate of 1.3770 USD/CDN. At October 31, 2004 a balance of $220,000 remained to be sold. During the first quarter this balance was sold and the contract completed. The financial results of this contract show as a net foreign exchange gain of $39,743 during the first quarter. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, the parent, Perfect Fry Company Ltd., the operating company and Perfect Fry Holdings Ltd. which owns the land and building.

A certain director is also a distributor. All sales to this director/distributor are at normal sales terms and the volume of business is not significant. No other related parties exist apart from the director/distributor.

10 Fourth Quarter Results

Not applicable.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is conducting a normal course issuer bid, which commenced July 1, 2004 and expires June 30, 2005. The Company intends to purchase for cancellation up to a maximum of 489,432 common shares, representing 5% of all common shares issued and outstanding. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Company will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.50 per share. As at October 31, 2004 no purchases had been made. At the time of this writing, the Company had purchased 136,000 shares at prices between $0.18 and $0.235 per share. The purchase of these shares has resulted in a decease in Share capital to $1,447,446 and a reduction of Retained Earnings of $3,165.



12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

13 Changes in Accounting Policies

Effective November 1, 2003 the company adopted CICA handbook Sections; 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870 Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years for the implementation of any of these sections.

14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

THREE MONTHS ENDED JANUARY 31, 2005 and 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

	January 31, 2005 (Unaudited) $	October 31, 2004 $
CURRENT ASSETS		
Cash and cash equivalents	-	2,888
Accounts receivable	755,351	852,589
Inventories (Note 2)	932,480	737,503
Prepaid expenses	49,604	16,748
	1,737,435	1,609,728
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,419,476	1,415,206
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	983,105	977,104
	4,140,016	4,002,038

LIABILITIES AND SHAREHOLDERS' EQUITY

	January 31, 2005 (Unaudited) $	October 31, 2004 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	109,325	-
Accounts payable and accrued liabilities	378,958	270,127
Current portion of long term debt (Note 6)	27,903	27,194
	516,186	297,321
LONG TERM DEBT (Note 6)	733,206	740,666
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,447,446	1,461,471
Retained earnings	1,443,178	1,502,580
	2,890,624	2,964,051
	4,140,016	4,002,038

Commitment (Note 8)

ON BEHALF OF THE BOARD:



Director



Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
THREE MONTHS ENDED JANUARY 31, 2005 AND 2004

	2005 (Unaudited) $	2004 (Unaudited) $
REVENUE (Note 9)	605,264	966,946
OPERATING EXPENSES		
Cost of goods, selling and administration	563,204	768,754
US marketing initiatives	86,177	78,594
Total operating expenses	649,381	847,348
NON-OPERATING EXPENSES		
Interest		
Long term debt	8,461	10,708
Other	4,402	4,341
Amortization		
Property, plant and equipment	27,000	27,365
Deferred product development costs	12,000	18,000
Foreign exchange (gain)	(39,743)	(14,610)
Total non-operating expenses	12,120	45,804
	661,501	893,152
NET (LOSS) EARNINGS	(56,237)	73,794
RETAINED EARNINGS, beginning of year	1,502,580	1,148,634
Acquisition of common shares (Note 7)	3,165	-
RETAINED EARNINGS, end of period	1,443,178	1,222,428
(LOSS) EARNINGS PER SHARE (Basic and Diluted – Note 7)	(0.01)	0.00

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED JANUARY 31, 2005 AND 2004

	2005 (Unaudited) $	2004 (Unaudited) $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net (loss) earnings	(56,237)	73,794
Items not affecting cash		
Amortization of property, plant and equipment	27,000	27,365
Amortization of deferred product development costs	12,000	18,000
	(17,237)	119,159
Changes in non-cash working capital		
Accounts receivable	97,238	(398,134)
Inventory	(194,977)	137,142
Prepaid expenses	(32,856)	1,660
Accounts payable and accrued liabilities	108,831	13,717
	(21,764)	(245,615)
	(39,001)	(126,456)
INVESTING		
Additions to property, plant and equipment	(31,270)	(86,340)
Additions to deferred product development costs	(18,001)	(35,800)
	(49,271)	(122,140)
FINANCING		
Repayment of long term debt	(6,751)	(5,753)
Acquisition of common shares (Note 7)	(17,190)	-
	(23,941)	(5,753)
(DECREASE) IN CASH POSITION	(112,213)	(254,349)
CASH (BANK INDEBTEDNESS), beginning of year	2,888	35,651
(BANK INDEBTEDNESS), end of period	(109,325)	(218,698)
Note:		
Interest paid	12,863	15,049
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED JANUARY 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., the operating company; and Perfect Fry Holdings Ltd. which owns the land and building. The interim financial statements, which were not subject to audit or review by the Company's independent auditors, follow the same accounting policies and methods of computation as the audited financial statements for the year ended October, 31, 2004. These interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Effective November 1, 2003 the company adopted the CICA Handbook Section 3110, Asset Retirement Obligations. The Company has determined there is no affect to the current or prior years.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the period.

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:

- -net realizable value of accounts receivables and inventories;
- -net recoverable value of property, plant and equipment and deferred product development costs;
- -economic useful life of long lived assets for purposes of calculating amortization; and
- -realization of future tax assets.

Actual results may differ from these estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 7.

Effective November 1, 2003 the company changed its accounting policy for stock options granted on or after that date to reflect the adoption of the revised CICA handbook Section 3870. Under the new policy, the Company determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in Shareholders' equity.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

2. INVENTORIES

	January 31, 2005	October 31, 2004
	$	$
Finished goods	523,493	316,920
Parts	408,987	420,583
	932,480	737,503

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2005

3. PROPERTY, PLANT AND EQUIPMENT

	January 31, 2005		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	832,753	55,984	776,769
Office and equipment	646,589	403,882	242,707
Leasehold improvements	-	-	-
	1,879,342	459,866	1,419,476

	October 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	820,630	43,984	776,646
Office and equipment	627,442	388,882	238,560
Leasehold improvements	-	-	-
	1,848,072	432,866	1,415,206

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	January 31, 2005 $	October 31, 2004 $
Deferred product development costs	2,069,235	2,051,235
Accumulated amortization	(1,086,130)	(1,074,131)
	983,105	977,104

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,070 which includes interest at 4.43%. Subsequent to year end, the mortgage was renewed for a one year term, maturing March 1, 2006, and is repayable in monthly amounts of $5,256 which includes interest at 4.85%. The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over all other assets and an assignment of insurance.

	January 31, 2005 $	October 31, 2004 $
Mortgage payable	761,109	767,860
Current portion	(27,903)	(27,194)
Long term debt	733,206	740,666

Principal repayments on the mortgage as follows assuming future renewals at current rates:

	$
2005	27,903
2006	29,165
2007	30,483
2008	31,861
2009	33,302
2010	34,807
2011 and thereafter	573,588
	761,109

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2005

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Three months ended January 31,	2005	2005	2004	2004
Issued and Outstanding at beginning of year	9,788,656	$1,461,471	9,788,656	$1,461,471
Acquired and cancelled	93,500	14,025	-	-
Issued and Outstanding at end of period	9,695,156	$1,447,446	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year ended October 31, 2004 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. All outstanding options expired during the third quarter of 2004.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the three months ended January 31	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Basic (loss) earnings per share	(56,237)	73,794	9,754,602	9,788,656	$(0.01)	$0.00
Diluted earnings per share	(56,237)	73,794	9,754,602	9,788,656	$(0.01)	$0.00

Options

Under the stock option plan of the Company, options may be granted at management's discretion, to directors, officers and employees, with the approval of the board of directors being required, for the purchase of common shares. The following table depicts the changes in options in the periods presented. There were no options outstanding at October 31, 2004 and January 31, 2005.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	2005	**2004**	**2005**	**2004**
Outstanding October 31	-	370,000	-	$0.30
Options forfeited	-	-	-	-
Outstanding at January 31	-	370,000	-	$0.30
Options exercisable at January 31	-	370,000		
Options held by directors and officers at January 31	-	215,000		

Normal Course Issuer Bid

The Company commenced a normal course issuer bid on July 1, 2004 allowing it to purchase up to 489,432 common shares (5% of all common shares issued) for cancellation until its termination on June 30, 2005 or such earlier time as the bid is complete. Subsequent to January 31, 2005, 42,500 shares were acquired and cancelled at prices between $0.18 and $0.235 per share.

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2005

8. COMMITMENT

Subsequent to October 31, 2004, the Company entered into office equipment leases requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the three months ended January 31	**2005**	**2004**
Revenue and service		
USA	$449,522	$783,103
Canada	77,687	118,139
International	65,144	51,481
	592,353	952,723
Other income	12,911	14,223
	$605,264	$966,946

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, a forward exchange contract, accounts payable, accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (69% in Fiscal 2004, 62% in Fiscal 2003) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results.

11. RELATED PARTY TRANSACTIONS

A certain director is also a distributor. All sales to this director/distributor are at normal sales terms and the volume of business is not significant.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gary Calderwood, Chief Executive Officer of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation for the interim period ending January 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 1, 2005



Gary Calderwood
CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gary Calderwood, Chief Financial Officer of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation for the interim period ending January 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 1, 2005



Gary Calderwood
CFO

PERFECT FRY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2005

The annual general meeting of the shareholders of Perfect Fry Corporation will be held at 30th Floor, Fifth Avenue Place, 237 – 4 Avenue SW Calgary, Alberta on April 25, 2005 at 9:00 am (MST) in order to:

1. receive and consider financial statements for the fiscal year ended October 31, 2004;
2. fix the number of directors to be elected at four;
3. elect the directors;
4. appoint the auditors and to authorize the directors to fix their remuneration;
5. transact such other business as may properly be brought before the Meeting or any adjournment.

The details of the matters proposed are set forth in the Management Information Circular accompanying this notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, the form of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only shareholders of record at the close of business on March 16, 2005 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

DATED at Calgary, Alberta this March 16, 2005.

By order of the Board of Directors

"Gary G. Calderwood"

Gary G. Calderwood
President and Chief Executive Officer

PERFECT FRY CORPORATION
(the "Corporation")

Management Information Circular
for the Annual General Meeting to be held on April 25, 2005
Dated March 16, 2005

PROXIES

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies for use at the annual general meeting of shareholders (the "Meeting") to be held at 30th Floor, Fifth Avenue Place, 237 – 4 Avenue SW Calgary, Alberta at 9:00 am on April 25, 2005 and at any adjournment. Forms of proxy must be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment. Only holders of common shares (the "shareholders") of record at the close of business on March 16, 2005 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE OFFICERS OR DIRECTORS OF THE CORPORATION. AS A SHAREHOLDER YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT YOU AT THE MEETING. TO EXERCISE THIS RIGHT YOU SHOULD INSERT THE NAME OF YOUR REPRESENTATIVE IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name. Only proxies deposited by shareholders whose names appear on the records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Each broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails a Voting

Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Computershare Trust Company of Canada, at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment.

Persons Making the Solicitation

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification. If you do not provide instructions your shares will be voted in favour of the matters as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

Request for Financial Statements

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also provide written instructions in order to receive the financial statements.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of common shares. As at March 16, 2005, there were 9,788,656 common shares issued and outstanding. As a shareholder, you are entitled to one vote for each share you own. A quorum for the transaction of business at the Meeting is two persons holding or representing by proxy at least one-twentieth of the shares entitled to vote.

To the knowledge of the Corporation, as at March 16, 2005 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares other than those listed in the table below.

Name and Municipality of Residence	Number of Common Shares Held Directly and Indirectly	Percentage of Outstanding Common Shares
John Francis Senior	1,021,500	10.4%
Victor Walls	1,085,300	11.1%

MEETING AGENDA

Election of Directors

It is proposed that four directors be elected, to hold office until the next annual meeting or until successors are elected or appointed. There are currently four directors, each of who retire from office at the close of the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the nominees.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filing of the vacancy.

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation
Gary G. Calderwood[1] Alberta, Canada	846,730	President ,CEO and Secretary and Director since March, 1993	President, CEO and Secretary of the Corporation.
John F. Senior[1] Alberta, Canada	1,021,500	Director since February, 1994	Chairman of Speedi Gourmet Ltd. a Restaurant operations company.
Victor G. Walls[1] Alberta, Canada	1,085,300	Director since March, 2002	President of Border Paving, a paving company.
Gordon Sigurdson[1] Alberta, Canada	58,000	Director since June, 2000	President of Harlan Fairbanks Co, a food equipment distribution company.

[1]Member of the Audit Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

No proposed director, as at the date of the information circular or has been, within the last 10 years, a director or executive officer of any company that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Management is proposing that the shareholders appoint the firm of Dart Bryant, Chartered Accountants, Calgary, Alberta as auditors, to hold office until the next annual meeting, and authorize the directors to fix their remuneration. Dart Bryant was first appointed as auditors of the Corporation in 2000.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to the Named Executive Officers. None of the other executive officers received a salary and bonus exceeding $150,000 during the year ended October 31, 2004.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Shares under Options Granted (#)	All other Compensation ($)
Gary G. Calderwood	2004	72,000	17,105	Nil	Nil	Nil
President & CEO	2003	72,000	13,813	Nil	Nil	Nil
	2002	60,000	18,531	Nil	Nil	Nil
Sharon Haasdyk[1], CFO	2004	32,424	Nil	Nil	Nil	Nil

[1]Ms Haasdyk resigned in October, 2004

Long-term Incentive Plan Awards

Management made no long-term incentive plan awards during the year ended October 31, 2004.

Option Grants

There were no options granted to purchase common shares to the Named Executive Officers during the year ended October 31, 2004.

Option Exercises

The following table provides information for options exercised by the Named Executive Officers during the year ended October 31, 2004 and their option positions as at March 16, 2004.

			Unexercised Options at Year End			
			Number of Options		Value of in-the-Money Options (1)(2)	
Name	**Options Exercised**	**Aggregate Value Realized**	**Exercisable**	**Unexerci-sable**	**Exercisable**	**Unexerci-sable**
	(#)	($)	(#)	(#)	($)	($)
Gary G. Calderwood	Nil	Nil	150,000	Nil	Nil	Nil
Sharon Haasdyk	Nil	Nil	15,000	Nil	Nil	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the common shares on the TSX Venture Exchange on October 29, 2004 that was $0.165 per share.

(2) "In-the-money" means that the market value of the common shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

The Corporation did not pay compensation to non-management directors nor were they paid for attendance at board meetings, as at October 31, 2004. The directors are reimbursed for expenses occurred in carrying out their duties as directors and are granted stock options.

Employment Contracts and Termination of Employment Arrangements

The Corporation has no employment contracts or termination arrangements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at March 16, 2005.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders	370,000	$0.30	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	370,000	$0.30	Nil

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended October 31, 2004. These statements and all the continuous disclosure documents submitted to the Securities Commissions and TSX Venture Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at 9298 Horton Road S.W., Calgary, AB T2V 2X4, phone: 403 255-7712; fax: 403 255-1725.

CORPORATE GOVERNANCE

The TSX Venture Exchange requires that every Tier One company disclose its corporate governance practices annually and relate their corporate governance practices to each of the TSX's guidelines (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

- Reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;
- Reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;
- Approving operating and capital budgets;
- Reviewing and assessing the performance of the senior management including the Chief Executive Officer and the Chief Financial Officer;
- Reviewing and approving prospects for additional senior management positions;
- Reviewing and approving the annual and quarterly financial statements of the Company;
- Reviewing and approving compensation of the Chief Executive Officer and other senior executives;
- Reviewing the Company's share compensation plan for employees, management and executives;
- Reviewing and approving any securities offerings; and
- Reviewing the internal control and management information systems of the Company.

Inherent in the mandate of the Board is the responsibility to review the Company's strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company's internal control and management information systems. These matters are routinely dealt with by the Board throughout the year.

On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including reports from the Company's Chief Financial Officer containing an operations update, financial overview and other pertinent information, including a detailed review of the Company's actual operations in view of the future vision and direction. The President and Chief Executive Officer and the Chief Financial Officer ("Named Executive Officers") are regularly available for discussions with the directors concerning any questions or comments which may arise between meetings.

Independence from Management

In order to ensure that the board of directors can function independently from management, there is only one member of management on the board of directors of the Company. An independent director chairs the Audit Committee. The Company does not have a Corporate Governance Committee. Management does provide input as to proposed compensation for senior management personnel; however, the final determinations of compensation for Named Executive Officers are discussed in the absence of such officers, as is the performance of the Company's Chief Financial Officer with the Company's Audit Committee.

Shareholder Feedback

Shareholder inquiries are fielded mainly by the Company's President and Chief Executive Officer. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to shareholders.

Expectations of Management

The board of directors expects management to work diligently towards enhancing the Company's performance by ensuring that existing operations are managed prudently and that the Company continues to expand operations only if justified by satisfactory revenues, such that the Company's overall operations continue to grow in profitability. Management will provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. Management believes that the board of directors has been kept fully informed of the Company's activities. Management strives to provide as much information as is required or requested to ensure that the Board can participate actively in important discussions on the Company's future, discussions regarding strategic planning and discussions regarding the assessment of performance. The board of directors expects management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions regarding same.

The Board continues to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company, without charge to security holders of the Company.

Comparisons with TSX Guidelines

In addition to the narrative discussion above, the following table summarizes the fourteen Toronto Stock Exchange guidelines for corporate governance reporting and the Company's policy with respect to each guideline.

TSX Corporate Governance Guideline	Perfect Fry Company Policy
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:	
(a) adoption of a strategic planning process;	The Board as a whole retains responsibility for generating a long range or strategic plan for the Company on an annual basis. The Board has directed management to prepare a longer term strategic plan focused on the Company's current business initiatives. This has resulted in management meetings in order to assess the perceived strengths and weaknesses in the Company's existing operations, as well as proposed long-term planning with respect to the same. The President of the Company, supported by its management team, proposes strategic objectives for the Company to the Board.

(b) identification of principal risks and implementing risk managing systems;	The full Board is responsible for monitoring the Company's risks. Specific risk areas are also monitored by the Audit Committee. A risk report is developed and presented by management at each board meeting.
(c) succession planning and appointing, training and monitoring of senior management;	The Board actively discusses succession planning for the Company and monitors senior management performance. The Board evaluates the senior officers, including, in particular, the Company's Named Executive Officers, and decides compensation remuneration. The duties of the Audit Committee include monitoring performance of the Chief Financial Officer, in conjunction with the President and Chief Executive Officer, and to advise the Board of any necessary changes required.
(d) a communications policy; and	The Board operates under an informal Disclosure Policy, which seeks effective communication among the Company, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and Chief Financial Officer respond to inquiries, largely on an informal basis.
(e) integrity of internal controls and management information systems.	The Board has, through its Audit Committee, established the necessary oversight of management to implement and maintain systems of internal controls and information systems appropriate to the size and scope of the Company.
2. The majority of directors should be unrelated (independent of management and free from any conflict of interest), and in addition, if the company has a significant shareholder, the board should include a number of directors who are independent of that significant shareholder.	The Board currently consists of three unrelated directors and one related director, the related director being Gary Calderwood who is the President and Chief Executive Officer. Vic Walls holds 11.1%, Jack Senior holds 10.4%, Gary Calderwood holds 8.7% and Gord Sigurdson holds 0.6% representing a total of 30.8% of the outstanding Common Shares. Other shareholders hold the balance of 69.2%. Gary Calderwood is not related to the other directors

3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	*Gary Calderwood* – Related director – President and Chief Executive Officer of the Company. *Jack Senior* – Unrelated director – Chairman of the Board. President of Speedi Gourmet Ltd., Vancouver, BC and a user of Perfect Fry products. *Vic Walls* – Unrelated director – President of Border Paving Ltd., Red Deer, AB. Has been in the business as a user of Perfect Fry products in the past. *Gord Sigurdson* – Unrelated director. President of Harlan Fairbanks Co. Ltd. of Winnipeg, MB and a distributor of Perfect Fry products.
4. The Board should appoint a committee, composed exclusively of non management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors.	Given the small size of the Company and the number of individuals (4) on the Board of Directors, the Board as a whole is presently responsible for the assessment and appointment of directors.
5. Every company should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness or the Board, its committees and of individual directors.	The Board as a whole has an informal process in place for assessing the effectiveness of the Board, the audit committee and the contributions of individual directors. The process is used with respect to both the appointment of new and the assessment of continuing directors.
6. Every company should provide orientation and education programs for new directors.	No formal orientation programs are in place, although new directors are expected to meet with management and receive representation relating to the Company's business, risks and affairs. Responsibilities of the Chairman of the board of directors include liaising between the Board and President and Chief Executive Officer, which assists with this process.
7. Every Company should examine the size and, where appropriate, consider reducing the size	The Company has examined the current and proposed size of the board of directors and is of the view that, given the small size of the Board, and the Board's ability to meet on relatively short notice, the proposed size of the Board both promotes

of the Board with a view to improving effectiveness.

effectiveness and efficiency, while at the same time providing sufficient resources to adequately direct the business and affairs of the Company.

8. The board of directors should review the adequacy and form of the compensation directors receive, to ensure they are realistically compensated for the responsibilities and risks involved in being a director of the Company.

There are no fees paid to the Directors. There is no approved Stock Option Plan at this time.

9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.

The Audit committee of the Board is composed of non management directors, all of whom are unrelated to management, as set forth below:

Audit Committee

Jack Senior, Chairman – unrelated

Vic Walls – unrelated

Gord Sigurdson. – unrelated

10. The Board should expressly assume responsibility for, or appoint a committee for, developing the Company's approach to corporate governance issues.

The board of directors are involved in developing and monitoring the Company's approach to corporate governance issues.

11. The board of directors and the CEO should develop position descriptions for the board and the CEO. The board should also approve or develop the corporate objectives that the CEO is responsible for achieving.

Addressed as follows:

- Board committees are formed matching board member expertise with committee function.
- The Board approves annual corporate goals and objectives including but not limited to operations and capital spending limits.
- The Board or Directors approve Executive Compensation such that individual performance targets are tied to the corporate

objectives that the CEO is responsible for achieving.

12. The board of directors should have the proper structure in place to ensure they can function independently of management.

Director's meet independently of management when they deem it necessary.

13. The Board should establish an Audit Committee, composed only of outside Directors, with specifically defined roles and Responsibilities, direct communication channels with the internal and external auditors and oversight responsibility for management reporting on internal control.

The Audit Committee is comprised entirely of outside directors, none of whom is part of management. The Audit Committee's mandate includes:

- Quarterly review and approval of public financial statements and oversight of the process leading to the release of the same;
- Review and approval of annual financial statements and the Company's MD&A;
- Meeting at least annually with the Company's external auditors and approval of the external auditors Audit Plan;
- Monitor procedures for developing quality and timely financial reporting and systems;
- Monitoring performance of the Company's Chief Financial Officer and to advise the Board of any perceived changes required; and
- Monitoring internal control procedures and security of management information systems.

14. The board of directors should implement a system which enables an individual director, with the approval of the appropriate committee, to engage an outside advisor at the Company's expense when required.

This action step is available to each individual director and would be addressed at the Board level.

PERFECT FRY CORPORATION

Form of Proxy
Annual General Meeting of Shareholders
April 25, 2005

The undersigned shareholder of Perfect Fry Corporation (the "Corporation") appoints Gary G. Calderwood, President, or instead of him, Jack Senior, Chairman, as proxyholder of the undersigned, with full power of substitution, to attend, vote for and on behalf of the undersigned, at the Annual General Meeting of the shareholders (the "Meeting"), to be held on April 25, 2005, and at any adjournment, and on every ballot that may take place, with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers conferred, the undersigned directs the proxyholder to vote the shares in the following manner:

1. To fix the number of directors at four.

   FOR _______________ AGAINST _______________

2. To elect directors

   FOR _______________ WITHHOLD FROM VOTING _______________

3. To appoint of Dart Bryant, Chartered Accountants, as auditors and to authorize the directors to fix their remuneration

   FOR _______________ WITHHOLD FROM VOTING _______________

4. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment , in the proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned revokes any proxies previously given.

DATED this ______________day of _________________, 2005.

____

(Signature of Shareholder)

____

Name of Shareholder (PLEASE PRINT)

____

(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney who is authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, should indicate and give their full title.
4. This proxy will not be valid and will not be voted unless, it is completed as outlined and delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.

82-1609



LETTER OF CONFIRMATION

Trust Company of Canada
Sixth Floor
530 8 Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 22, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: Perfect Fry Corporation (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 22, 2005, to the registered holders of Common Shares of the Corporation:

1. Perfect Fry Corporation Report 2004 / Management Discussion and Analysis / Consolidated Financial Statements Years Ended October 31, 2004 and 2003
2. Notice of Annual General Meeting of Shareholders
3. Form of Proxy
4. Financial Statement Request Form
5. Proxy Return Envelope

We further confirm that copies of the materials numbered One through Three were sent by courier on March 22, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Perfect Fry Corporation

ClientServicesMailings@Computershare.com

cc: Perfect Fry Corporation
Attn: Darlene Couper